Exhibit 99.1

news release

Encana completes US$1 billion debt offering
Calgary, Alberta (November 14, 2011) — Encana Corporation (TSX, NYSE: ECA) has completed a public offering in the United States of US$600 million notes with a coupon rate of 3.90% due November 15, 2021 and US$400 million notes with a coupon rate of 5.15% due November 15, 2041. The net proceeds of the offering will be used to repay a portion of Encana’s commercial paper indebtedness. A portion of this commercial paper indebtedness was incurred to repay Encana’s US$500 million 6.30% notes that matured on November 1, 2011. Encana’s next bond maturity is C$500 million of 4.30% notes due March 12, 2012.
The offering was made in the United States under Encana’s previously filed shelf prospectus dated April 1, 2010 and a prospectus supplement dated November 8, 2011. Barclays Capital Inc., BNP Paribas Securities Corp., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and RBS Securities Inc. acted as joint book-running managers for the offering.
Encana Corporation
Encana is a leading North American natural gas producer that is focused on growing its strong portfolio of resource plays producing natural gas and natural gas liquids in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
Further information on Encana Corporation is available on the company’s website, www.encana.com or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747

Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

Encana Corporation	1